

July 20, 2011

By U.S. Mail and facsimile 419-866-7259

Rodney R. Filcek
Vice President Finance and Chief Accounting Officer
Dana Holding Corporation
6201 Trust Drive
Holland, OH 43528

Re: Dana Holding Corporation.
       File No. 001-01063

Dear Mr. Filcek:

In your letters dated July 1 and 19, 2011, you request that staff waive the requirement to provide the S-X 3-09 financial statements for an equity method investee, GETRAG Corporation ("Getrag") in the company's 2010 Form 10-K. Getrag is significant to the company for the year ended December 31, 2010 at 20.4% based on the S-X Rules 3-09 and 1-02(w) income test.   However, Getrag will no longer be significant to the 2010 financial statements after the company retrospectively reflects an increase in ownership in another investee from 4% to 50% in the 2010 financial statements.   The investment in Getrag represents only 1% of the company's total assets at December 31, 2010. Under the income test, Getrag was less than 1% significant to the company for 2008 and 2009, and is expected to be less than 5% significant to the company for 2011.

The staff will not object if the company does not provide the financial statements of Getrag in its 2010 Form 10-K given the particular facts and circumstances described in your letters. In the event that Getrag is significant in fiscal 2011, the company's 2011 Form 10-K should include the financial statements of Getrag specified by S-X Rule 3-09.

The staff's conclusion is based solely on the information provided in your letters. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant